As filed with the Securities and Exchange Commission on June 8, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from _______ to _______

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2010 and 2009

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules as of and for the year ended December 31, 2010

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)	11

Signature	12

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2010 and 2009, and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 8, 2011

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

Assets:
Investments, at fair value	$188,323,609	$153,304,014
Assets held for investment purposes	188,323,609	153,304,014
Notes receivable from participants	2,613,164	2,090,023
Other receivables	141,669	40,256
Net assets available for benefits	$191,078,442	$155,434,293

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2010	2009
Additions to net assets attributed to:
Investment income:
Dividends and interest	$2,665,460	$1,952,530
Net realized and unrealized appreciation in fair value of investments	25,244,463	26,619,699
	27,909,923	28,572,229
Contributions:
Participants'	15,401,799	14,808,337
Employer's	3,198,487	3,188,392
	18,600,286	17,996,729
Total additions	46,510,209	46,568,958

Deductions from net assets attributed to:
Withdrawals and distributions	10,846,241	10,605,478
Administrative expenses	19,819	12,246
Total deductions	10,866,060	10,617,724

Net increase in net assets	35,644,149	35,951,234

Net assets available for benefits:
Beginning of year	155,434,293	119,483,059
End of year	$191,078,442	$155,434,293

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

During 2010 and 2009, the Company acquired several companies that sponsored 401(k) plans. Each of the plans sponsored by these companies was resolved to be terminated and each of the employees hired by the Company was made eligible to participate in the Plan and rollover existing balances from the former plan to the Plan.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator and record keeper. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested primarily in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Notes receivable from participants - Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated August 5, 2009.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statutes, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability  (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2010.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan.  In addition, Company common stock is included in the Plan.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent accounting pronouncements - In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06 which expanded the required disclosures about fair value measurements.  In particular, this guidance requires information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for level 3 fair value measurements.  This guidance is effective for annual reporting periods beginning after December 15, 2010.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

In September 2010, FASB issued an amendment, Plan Accounting - Defined Contribution Pension Plans (Topic 962):  Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25), which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans.  This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  This amendment was effective for periods ending after December 15, 2010 and requires retrospective application to all periods presented.

The Plan adopted the amendment for the year ended December 31, 2010 and has restated the financial statements for 2009 to reflect the retrospective application.  There was no impact to the net assets as of December 31, 2010 and 2009 as a result of the adoption.

NOTE 2 - FAIR VALUE DISCLOSURES

The fair value measurements standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

The fair value measurements standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.  In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Following are the major categories of assets measured at fair value on a recurring basis at December 31, 2010:

	Investment Assets at Fair Value as of December 31, 2010
Investments:	Level 1	Level 2	Level 3	Total
Interest bearing cash (2)	$25,815,761	$-	$-	$25,815,761
Employer securities (1)	23,409,705	-	-	23,409,705
Common stocks (1)	1,139,178	-	-	1,139,178
Mutual funds: (2)
Bond funds	13,404,199	-	-	13,404,199
Growth funds	60,811,984	-	-	60,811,984
Value funds	8,658,068	-	-	8,658,068
Blend funds	42,941,210	-	-	42,941,210
Target date funds	11,835,124	-	-	11,835,124
Other funds	214,313	-	-	214,313
Total mutual funds	137,864,898	-	-	137,864,898
Common/collective trust (2)	-	17	-	17
Other (2)	-	94,050	-	94,050
Total investments	$188,229,542	$94,067	$-	$188,323,609

	Investment Assets at Fair Value as of December 31, 2009
Investments:	Level 1	Level 2	Level 3	Total
Interest bearing cash (2)	$24,705,650	$-	$-	$24,705,650
Employer securities (1)	15,756,746	-	-	15,756,746
Common stocks (1)	640,326	-	-	640,326
Mutual funds: (2)
Bond funds	10,774,914	-	-	10,774,914
Growth funds	51,266,991	-	-	51,266,991
Value funds	6,701,802	-	-	6,701,802
Blend funds	35,601,004	-	-	35,601,004
Target date funds	7,655,774	-	-	7,655,774
Other funds	200,790	-	-	200,790
Total mutual funds	112,201,275	-	-	112,201,275
Common/collective trust (2)	-	17	-	17
Total investments	$153,303,997	$17	$-	$153,304,014

(1) The fair values are determined using the closing price reported on the active market on which the individual securities are traded.

(2) The fair values are valued at the net asset value (NAV) of shares held by the Plan at year end.

NOTE 3 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan.  Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company.  Aggregate investment in Company common stock at December 31, 2010 and 2009 was as follows:

Date	Number of shares	Fair value	Cost

2010	586,242	$23,409,705	$7,844,517
2009	625,236	$15,756,746	$8,015,492

NOTE 4 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 50% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations.  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors.  For 2010 and 2009, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year.  Contributions for the years ended December 31, 2010 and 2009 were approximately $ 3,198,000 and $3,188,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any.  Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account.  The Plan allows for automatic distribution of participant account balances that do not exceed $5,000.

Notes receivable from participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the participant's balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2010 carry interest rates ranging from 4.25% to 9.5%.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2010	2009

Pimco Total Return Fund	$13,404,199	$10,774,914
Trimble Navigation Limited Common Stock	23,409,705	15,756,746
Fidelity Contrafund	23,315,529	19,286,222
Fidelity Balanced Fund	14,849,632	13,193,500
Fidelity Diversified International Fund	14,304,960	13,095,223
Fidelity Retirement Money Market Fund	24,455,198	24,220,651

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows for the years ended December 31:

	2010	2009

Common stocks	$9,255,404	$2,557,189
Mutual funds	15,989,059	24,062,510
	$25,244,463	$26,619,699

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2010

Totals that constitute nonexempt prohibited transactions

	Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
*	$924,576		$-	$5,216	$919,360

*	Late participant loan repayments included

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001

December 31, 2010

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	PIMCO Total Return Fund	Mutual Fund	$13,404,199
*	Brokeragelink	Self directed brokerage accounts	2,808,104
	Janus Perkins Mid Cap Value Fund	Mutual Fund	456,104
	WFA Common Stock Z Fund	Mutual Fund	4,987,534
	Weitz Partners Value Fund	Mutual Fund	4,436,886
	T. Rowe Price Equity Income Fund	Mutual Fund	74,420
	Vanguard Target Retirement Inc	Mutual Fund	158,218
	Vanguard Target Retirement Fund 2005	Mutual Fund	158,175
	Vanguard Target Retirement Fund 2010	Mutual Fund	502,436
	Vanguard Target Retirement Fund 2015	Mutual Fund	1,442,827
	Vanguard Target Retirement Fund 2020	Mutual Fund	2,303,453
	Vanguard Target Retirement Fund 2025	Mutual Fund	1,624,758
	Vanguard Target Retirement Fund 2030	Mutual Fund	1,908,876
	Vanguard Target Retirement Fund 2035	Mutual Fund	1,420,062
	Vanguard Target Retirement Fund 2040	Mutual Fund	1,420,283
	Vanguard Target Retirement Fund 2045	Mutual Fund	739,504
	Vanguard Target Retirement Fund 2050	Mutual Fund	314,750
*	Fidelity Managed Income Portfolio	Common/collective trust	17
*	Fidelity Fund	Mutual Fund	1,964,414
*	Fidelity Magellan Fund	Mutual Fund	5,426,598
*	Fidelity Contrafund	Mutual Fund	23,315,529
*	Fidelity Balanced Fund	Mutual Fund	14,849,632
*	Fidelity Equity Income II Fund	Mutual Fund	3,690,658
*	Fidelity Growth Strategies Fund	Mutual Fund	5,375,739
*	Fidelity Diversified International Fund	Mutual Fund	14,304,960
*	Fidelity Dividend Growth Fund	Mutual Fund	8,592,292
*	Fidelity Retirement Money Market Fund	Interest bearing cash	24,455,198
*	Fidelity Low Price Stock Fund	Mutual Fund	9,213,909
*	Fidelity Capital Appreciation Fund	Mutual Fund	7,401,624
*	Spartan 500 Index Fund	Mutual Fund	6,325,389
*	Royce Pennsylvania Mutual Investment	Mutual Fund	1,837,356
*	Trimble Navigation Limited Common Stock	Employer securities	23,409,705
*	Participant loans	Interest rates ranging from 4.25% to 9.5%	2,613,164

		Total	$190,936,773
*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 8, 2011

By: /s/ STEVEN W. BERGLUND
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the Trimble Navigation Savings and Retirement Plan